February 4, 2025

Jeff Miller
Chief Executive Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

        Re: Synchronoss Technologies, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 25, 2024
            File No. 001-40574
Dear Jeff Miller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program
cc:    Christina Gabrys, Esq.